

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

May 6, 2013

<u>Via E-Mail</u>
Mr. Douglas P. Zolla
President
Top to Bottom Pressure Washing, Inc.
6371 Business Boulevard, Suite 200
Sarasota, FL 34240

> **Re: Top to Bottom Pressure Washing, Inc.**
> **Pre-effective Amendment 6 to Registration Statement on Form S-1**
> **Filed April 22, 2013**
> **File No. 333-185174**

Dear Mr. Zolla:

We reviewed the above-captioned filing and have the following comments.

<u>General</u>

1. Refer to comment one in our letter dated April 2, 2013. Please revise the disclosure throughout the registration statement to comply with the requirements of Rule 419, including the escrowing provisions contained in Rule 419(b).

2. Refer to comment two in our letter dated April 2, 2013. Please file the executed escrow or trust agreement as an exhibit to the registration statement. <u>See</u> Rule 419(b)(4).

3. Refer to comment three in our letter dated April 2, 2013. Please provide the disclosure required by Rule 419(c).

<u>We may experience higher operating costs…, page I-9</u>

4. Remove the statement in the second paragraph that the provisions of sections 213 and 214 of the Federal Fair Labor Standards Act are incorporated by reference. You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. <u>See</u> Rule 411(a) of Regulation C under the Securities Act.

You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief